                           Filer: C. R. Bard, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934
                           Subject Company: C.R. Bard, Inc.
                           Commission File No. 1-6926


Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the information, because it contains important information. The proxy statement/prospectus has been filed with the Securities and Exchange Commission by Tyco International Ltd. and C. R. Bard, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Tyco and C. R. Bard, Inc. at the Commission's web site at www.sec.gov . The proxy statement/prospectus and such other documents may also be obtained from Tyco or from C. R. Bard, Inc. by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to C. R. Bard, Inc., Attention:
Corporate Secretary, 730 Central Avenue, Murray Hill, NJ, 07974, tel: (908) 277-8000.

C. R. Bard and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of C. R. Bard, Inc.'s stockholders to adopt the agreement providing for Tyco's acquisition of Bard. The participants in this solicitation may include the directors and executive officers of Bard, who may have an interest in the transaction, including as a result of holding stock or options of Bard. A detailed list of the names and interests of Bard's directors and executive officers is contained in Bard's Proxy Statement for its Annual Meeting, held on April 18, 2001, and in the proxy statement/prospectus which may be obtained without charge at the Commission's web site at www.sec.gov.

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this document include statements addressing the following subjects: expected date of closing the acquisition; future financial and operating results; and the timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of C. R. Bard, Inc.; failure of the C. R. Bard, Inc. shareholders to approve the agreement providing for Tyco's acquisition of Bard; the risk that the businesses of Tyco and Bard will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tyco's and Bard's businesses generally.

Detailed information about factors pertinent to the business of each of Tyco and Bard that could cause actual results to differ is set forth in Tyco's and Bard's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and Bard's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and their most recent quarterly reports on Form 10-Q. Tyco and Bard are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                          * * * * * * * * * * * * * * *

The following is a copy of the press release announcing the second quarter results:


CONTACT:       TODD C. SCHERMERHORN
               VICE PRESIDENT AND TREASURER
               (908) 277-8139


                       BARD REPORTS SECOND QUARTER RESULTS
                     SALES UP 9 PERCENT IN CONSTANT CURRENCY


MURRAY HILL, NJ -- (July 17, 2001) -- C. R. Bard, Inc. (NYSE-BCR) today reported net sales of $295.9 million for the quarter ended June 30, 2001, up 8 percent over net sales of $274.6 million for the same period in the prior year. Adjusting for the 1 percent negative effect of currency translation, second quarter net sales would have increased by 9 percent. Net income for the second quarter was $35.0 million, and diluted earnings per share was 68 cents, up 6 percent and 5 percent, respectively, over the same period in the prior year. In the prior-year period, Bard reported net income of $33.1 million and diluted earnings per share of 65 cents, which included a legal settlement and a gain from asset dispositions amounting to $5.0 million or 6 cents diluted earnings per share after tax.

William H. Longfield, chairman and chief executive officer, commented, "Bard's second quarter sales growth of 9 percent, on a constant currency basis, is indicative of the fundamental strength of the company's product lines. We are pleased by our performance and excited about the future growth opportunities the Tyco merger will bring to Bard's franchises."

Second quarter net sales in the U.S. were $215.2 million, up 10 percent over the prior-year period, and net sales outside the U.S. were $80.7 million, up 3 percent over the prior-year period. Adjusting for the negative currency translation effect, net sales growth outside the U.S. would have increased by 8 percent in the second quarter and 7 percent for the first half of the year 2001.

The Company also announced that yesterday it received a second request for information from the U.S. Federal Trade Commission regarding its proposed merger with a subsidiary of Tyco International Ltd. The Company is in the process of gathering information to respond to the request. Both the Company and Tyco continue to expect a closing in the fourth quarter of this year. The transaction, which was announced on May 30, 2001, is subject to customary conditions, including regulatory approval and the approval of Bard's shareholders.

C. R. BARD, INC., (WWW.CRBARD.COM) HEADQUARTERED IN MURRAY HILL, NEW JERSEY, IS A LEADING MULTINATIONAL DEVELOPER, MANUFACTURER AND MARKETER OF HEALTH CARE PRODUCTS IN THE FIELDS OF VASCULAR, UROLOGY, ONCOLOGY AND SURGICAL SPECIALTY PRODUCTS.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, THE ACCURACY OF WHICH IS NECESSARILY SUBJECT TO RISKS AND UNCERTAINTIES. PLEASE REFER TO OUR MARCH 31, 2001 FORM

10-Q FOR A STATEMENT WITH REGARD TO FORWARD-LOOKING STATEMENTS, INCLUDING DISCLOSURE OF THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED.


                                C. R. BARD, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
           (thousands of dollars except per share amounts, unaudited)


                                                        Quarter Ended June 30,          Six Months Ended June 30,
                                                        ----------------------          -------------------------
                                                        2001              2000            2001             2000
                                                        ----              ----            ----             ----
Net sales                                           $ 295,900        $ 274,600         $ 580,700        $ 543,100

Costs and expenses:
     Cost of goods sold                               138,200          124,500           270,700          244,800
     Marketing, selling & administrative               93,700           88,400           181,100          173,900
     Research & development expense                    13,600           14,100            27,200           27,700
     Interest expense                                   3,700            5,200             7,700           10,500
     Gain from dispositions of cardiology                   0                0                 0          (15,400)
businesses
     Other (income) expense, net (1)                   (3,300)          (6,000)           (3,400)           7,700
                                                    ---------        ---------         ---------        ---------
Total costs and expenses                              245,900          226,200           483,300          449,200
                                                    ---------        ---------         ---------        ---------
Income before taxes                                    50,000           48,400            97,400           93,900
     Income tax provision                              15,000           15,300            29,200           29,300
                                                    ---------        ---------         ---------        ---------
Net income                                          $  35,000        $  33,100         $  68,200        $  64,600
                                                    =========        =========         =========        =========
Basic earnings per share                            $    0.69        $    0.66         $    1.34        $    1.28
                                                    =========        =========         =========        =========
Diluted earnings per share                          $    0.68        $    0.65         $    1.33        $    1.27
                                                    =========        =========         =========        =========

Average common shares outstanding - basic              50,742           50,521            50,747           50,580

Average common shares outstanding - diluted            51,411           50,994            51,339           51,043



(1) In addition to interest income and foreign exchange, other (income) expense, net for the second quarter of 2000 includes a legal settlement and a gain from asset dispositions amounting to $5,000 ($.06 diluted per share after tax).

                                           PRODUCT GROUP SUMMARY OF NET SALES
                            Quarter Ended June 30,                           Six Months Ended June 30,
                ---------------------------------------------    ------------------------------------------------
                                                     Constant                                            Constant
                   2001         2000       Change    Currency       2001           2000        Change    Currency
                   ----         ----       ------    --------       ----           ----        ------    --------
Vascular        $ 61,900     $ 63,500      -3%          1%       $123,100       $122,000         1%          5%
Urology           99,400       88,600       12%        13%        191,300        177,700         8%          9%
Oncology          68,300       60,900       12%        13%        133,400        121,800        10%         11%
Surgery           50,800       46,200       10%        10%        102,200         90,400        13%         14%
Other             15,500       15,400        1%         1%         30,700         31,200       -2%         -1%
                --------     --------                            --------       --------
Total net
sales           $295,900     $274,600        8%         9%       $580,700       $543,100         7%          9%
                ========     ========                            ========       ========